Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED DECEMBER 31, 2007

Results of operations – management discussion

Three months ended December 31, 2007 versus three months ended December 31, 2006

The Company has effected a two-for-one stock split paid November 14, 2007 to the stockholders of record at the close of business on November 9, 2007. All share and per share amounts disclosed below and in the attached Financial Statements give effect to this stock split retroactively.

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $130.9 million during the quarter ended December 31, 2007 compared to $111.6 million during the quarter ended December 31, 2006, an increase of $19.3 million or 17.3%. The increase was primarily due to there being the equivalent of six vessels more or, in terms of days available for trading, an increase of 557 days compared to the same quarter in 2006. The average number of vessels during the fourth quarter 2007 was 43.0 compared to 37.0 in the fourth quarter 2006 as a result of the acquisition, since the previous year’s period, of the LNG carrier Neo Energy, the ice-class suezmaxes Arctic and Antarctic, the newly designed aframaxes Izumo Princess and Sakura Princess, and the four ice-class handysize product carriers, Andromeda, Aegeas, Byzantion and Bosporos, and the sale of the Bregen, Maria Tsakos, and Athens 2004.

Revenue earned per vessel on average within the fourth quarter, however, was similar to the previous year’s fourth quarter with a soft market during October and November followed by a strong recovery in the latter part of both quarters. The average daily revenue per vessel for the quarter, after deducting voyage expenses, (time charter equivalent or TCE, see definition below) was $29,935 per day compared to $29,796 for the previous year’s fourth quarter. The number of days utilized in profit-share arrangements totaled 2,062 compared to 1,535 in the fourth quarter, 2006. The number of days employed on spot voyages remained approximately the same at 462 days, while those on pure time-charter without profit share fell by 303 days. Taken together with the continued move towards profit sharing, this indicates a further shift in policy to strengthening bottom line protection while also increasing the ability to exploit any upside movements in the freight market.

The various tanker categories achieved the following average rates, after deducting voyage expenses, during the fourth quarter (last year’s fourth quarter averages in parentheses):- VLCCs earned an average $32,915 ($35,793), Suezmaxes $37,523 ($38,645), Aframaxes $34,672 ($35,189), Panamaxes $28,746 ($23,164), Handymax product carriers $20,229 ($20,441) and Handysize product carriers $19,809 ($19,750). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of a bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter. The shipping industry uses time charter equivalent to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters.)

The similarity in rates is partly due to the similarity in market conditions between the two quarters. Also, the product carriers on profit-sharing arrangements earned only the fixed minimum rate, thereby protecting the overall income stream as actual market rates were frequently below our fixed minimums. For two VLCCs and two panamaxes, due to the accounting requirements for profit-shared revenue, which is determined at the end of six month periods, only the assured minimum rates may be accounted for until such determination is performed. This affected the December revenue accounted for La Prudencia and La Madrina, and much of the fourth quarter revenue accounted for the Inca and Andes.

Total productivity achieved by the fleet in the fourth quarter 2007 was 97.3% compared to 97.2% for the fourth quarter of 2006. The days lost in 2007 relate to dry-dockings on La Madrina, Cape Balboa and Triathlon and in 2006 relate to Vergina II, which was in dry-dock undergoing upgrade to double-hull.

Commissions

Commissions amounted to $4.7 million, or 3.6% of revenue from vessels, during the quarter ended December 31, 2007, compared to $3.8 million, 3.4% of revenue from vessels, for the quarter ended December 31, 2006. The increase was due to changes in employment of several vessels to alternative employment on which higher commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. Voyage expenses were $16.5 million during the quarter ended December 31, 2007, compared to $14.0 million during the prior year’s fourth quarter, a 17.8% increase.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. However, the number of days on these types of charters actually fell by 26%. The increase in voyage expenses, therefore, is explained mainly by the cost of bunker (fuel), which accounted for 67.0% of total voyage expenses, increasing in line with the significant rise in the price of oil during 2007.

Charter hire expense

During the fourth quarter 2007 total charter hire expenses related to two vessels on lease-back, Cape Baker and Cape Balboa and amounted to $3.5 million. In the same quarter of 2006, charter hire expense amounted to $6.1million as three vessels were on hire.

Vessel operating expenses.

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which are chartered-in (Cape Baker and Cape Balboa). Total operating costs were $31.5 million during the quarter ended December 31, 2007 as compared to $23.7 million during quarter ended December 31, 2006, an increase of 33.2%, due to the increase in the average number of vessels during the period and an increase in the costs of certain goods and services.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $8,542 for the quarter ended December 31, 2007 from $7,811 for the quarter ended December 31, 2006, a 9.4% increase. Part of this increase is due to higher crew costs due to large pay increases, a reflection of the growing shortage of skilled seafarers, but also due to further weakening of the dollar against the Euro, most of our vessel officers being paid in Euro. Repair costs also increased for vessels in dry-dock as advantage was taken of the dry-docking to also perform routine repairs which were expensed immediately.

Depreciation.

Depreciation was $21.6 million during the quarter ended December 31, 2007 compared to $17.0 million during the quarter ended December 31, 2006, an increase of 27.2%, due to the addition of nine new and mostly high-value vessels, offset by the sale of three older vessels.

Amortization of deferred charges.

During the quarter ended December 31, 2007, amortization of deferred drydocking charges was only $0.1 million, compared to $1.0 million during the quarter ended December 31, 2006. The reduction is due partly to the reclassification of dry-docking costs to upgrading on one vessel and partly to the sale of three vessels in 2007 on which there were still balances of unamortized deferred charges which were included in the determination of gains on sale.

Management fees.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The monthly fee in 2007 was $20,000 compared to $18,000 in 2006 for all vessels except the chartered-in vessels where the monthly fee was $15,000 ($12,500 in 2006). The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. Management fees totaled $2.5 million during the quarter ended December 31, 2007 compared to $2.0 million for the quarter ended December 31, 2006, an increase of 29.3%, due to the increase in number of vessels and monthly fee.

General and administrative expenses.

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $2.0 million during the quarter ended December 31, 2007 compared to $1.4 million during the previous year’s fourth quarter, an increase of 42.6% mainly due to increased audit related expenses.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the management incentive award and stock compensation expense (see below), were $1,145 for the fourth quarter of 2007 compared to $988 for the fourth quarter of 2006, the increase being due to the increase in monthly management fees and audit fees. Together with the incentive award and stock compensation expense, the daily overhead was $2,597 for the quarter compared to $2,081 in the fourth quarter, 2006.

Management incentive award

In accordance with the management agreement between the Company and Tsakos Energy Management Limited, its commercial managers, $4.0 million has been approved by the Board of Directors as an award to Tsakos Energy Management Limited due to the success of the Company during 2007 in achieving a return on equity of 24.2%. In the previous year, an award of $3.5 million was achieved for exceeding the 25% target.

Stock compensation expense

In March 2007, there was an issuance of 580,000 restricted share units (RSUs), to directors and officers of the Company and to staff of the commercial and technical managers and to officers of the vessels, 50% of which would vest on December 31, 2008 and the remaining 50% on December 31, 2010. On June 1, 2006, 20,000 RSUs had been issued to be shared between the non-executive directors which vested 100% on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to be shared between the non-executive directors to vest 100% on June 1, 2008. 1,000 RSUs were issued on June 1, 2007 to one non-executive director, vesting immediately. The compensation expense of $1.7 million represents the combined amortization for the fourth quarter.

Amortization of the deferred gain on the sale of vessels.

The Company sold two suezmaxes in a sale and leaseback transaction in 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $0.8 million for both fourth quarters of 2006 and 2007. In the fourth quarter of 2008, both vessels will be re-acquired by the Company, the options to repurchase the vessels for $47.5 million each having been declared in April 2008. The vessels are currently valued at over $90 million each.

Gain on sale of vessels

The Company sold the aframax Athens 2004 during the fourth quarter of 2007 for $61.6 million realizing a capital gain of $30.8 million. In the fourth quarter 2006, the panamax Aztec was sold for a capital gain of $24.7 million.

Operating income

Income from vessel operations was $73.8 million during the fourth quarter 2007 compared to $64.1 million during the fourth quarter 2006, representing a 15.1% increase.

Gain on sale of shares in subsidiary

There was no sale of shares in subsidiaries in 2007. In the fourth quarter 2006, the Company sold 49% of the shareholding of the holding company of two vessel-owning companies which each owned a panamax vessel, Maya and Inca, achieving a capital gain of $25.3 million.

Interest and finance costs.

Interest and finance costs were $23.5 million for the fourth quarter of 2007 compared to $14.8 million for the quarter ended December 31, 2006, an overall 59.0% increase. Loan interest in the fourth quarter 2007 increased by 17.5% to $20.8 million from $17.7 million in the fourth quarter of 2006. Total average bank loans were approximately $1,393 million for the fourth quarter of 2007 compared to $1,123 million for the previous year’s quarter. The average all-in loan finance cost in the fourth quarter of 2007, taking account of swap interest, was 5.63% compared to 5.58% in the previous year’s fourth quarter.

There was a negative net movement of $4.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the fourth quarter of 2007, compared to a positive movement of $1.2 million in the fourth quarter of 2006.

Capitalized interest in the fourth quarter of 2007 was $2.0 million compared to $3.2 million in the previous year, the reduction being due to the smaller remaining new building program, nine vessels having been delivered in 2007.

Amortization of loan expenses was $0.2 million against $0.6 million in the prior year fourth quarter. Other loan charges were $0.3 million in the fourth quarter 2007, compared to $0.4 million in the fourth quarter 2006.

Interest income.

Total income derived from bank deposits and investments was $2.5 million during the fourth quarter of 2007 and $2.6 million during the quarter ended December 31, 2006. There were no investments in the fourth quarter 2007 and consequently no investment income. In the fourth quarter 2006, there was only minimal investment income.

Other, net.

During the fourth quarter of 2007, other net income amounted to $0.2 million of compared to $0.2 million of net expenses in the quarter ended December 31, 2006.

Net income

As a result of the foregoing, net income for the quarter ended December 31, 2007 was $52.2 million, or $1.36 per share, diluted, versus $77.1 million, or $2.02 earnings per share, diluted, during the quarter ended December 31, 2006.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2010, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $109.9 million at December 31, 2007, compared to $116.7 million as at December 31, 2006. Non-restricted cash balances were similar at each quarter-end being $181.4 million in 2007 and $174.6 million at December 31, 2006. Current assets included $27.5 million relating to the net book value of a vessel held for sale, Olympia, which was delivered to its new owners for sales proceeds of $63.1 million.

Net cash provided by operating activities was $33.4 million in the quarter ended December 31, 2007 compared to $48.4 million in the previous year’s fourth quarter, a 31% decrease. The decrease in the fourth quarter of 2007 was primarily due to negative cash flow movements in both receivables and accrued liabilities.

Expenditure on dry-dockings is deducted from net income to calculate cash generated by operating activities. This amounted to $1.1 million expenditure during the fourth quarter 2007, compared to $1.4 million expenditure incurred in the previous year’s fourth quarter.

Net cash from in investing activities was $29.0 million for the quarter ended December 31, 2007, compared to net cash used in the quarter ended December 31, 2006 of $7.7 million. Net funds paid for the acquisition and improvements of vessels in the fourth quarter of 2007 amounted to $3.4 million, being upgrading costs on existing vessels while in the equivalent period in 2006, $106.8 million was paid mainly in relation to the delivery of the Propontis and Arion. Proceeds from the sale of the Athens 2004 amounted to $59.6 million in the fourth quarter 2007, compared to $82.5 million in 2006 from the sale of the Aztec and the sale of a minority interest in the holding company of the owning companies of the Maya and Inca. There were no sales of investments in the fourth quarter although a new investment in shares in a private scientific research company was entered into for $1.0 million. In the fourth quarter of 2006, sales of investments amounted to $11.5 million.

In the fourth quarter of 2007, advances for vessels under construction amounted to $26.2 million. The total number of vessels on order as at December 31, 2007 was eight compared to fifteen at the previous year-end. The eight vessels are to be delivered between January 2008 and March 2010 with a total contract value of $471.2 million of which $158.3 million had been paid by December 31, 2007. The panamaxes Selecao and Socrates were both delivered during the first quarter of 2008.

Net cash used in financing activities was $70.8 million in the quarter ended December 31, 2007, compared to $6.5 million used in financing activities during the quarter ending December 31, 2006. There were no new debt draw-downs in the fourth quarter of 2007, while in the equivalent period in 2006 proceeds from two new credit facilities and from one existing loan in the quarter amounting to $118.0 million. There were repayments of $5.3 million, and prepayments of $31.8 million relating to the loans on the Athens 2004.

Total debt outstanding increased from $1,427 million at the beginning of the fourth quarter 2007 to $1,390 million by the end of the quarter. The debt to capital ratio was 61.9% by December 31, 2007 (or 58.6% on a net of cash basis). No further interest rate swaps were arranged during the fourth quarter. Interest rate swap coverage on outstanding loans was approximately 72%.

No stock was repurchased in the fourth quarter of 2007, while stock repurchased amounted $0.5 million for 24,000 shares in the fourth quarter, 2006 as part of the stock repurchase program. In the first quarter of 2008, a further 265,500 shares have been bought and cancelled, under a pre-set plan, at a cost of $8.3 million.

An initial $0.825 dividend was declared for the fiscal year 2007, which was paid on October 26, 2007 and amounted to $31.4 million. A final dividend of $0.75 for the fiscal year 2006 was paid on April 26, 2007, which totaled $28.6 million. A final dividend of $0.90 per share for the fiscal year 2007 was declared on March 14, 2008, to be paid on April 30, 2008. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.